# APPENDIX B:
# FINANCIAL STATEMENTS
# (Unaudited)

# Restaurant, Pub and Games

## PROFIT AND LOSS

January - December 2019

| | TOTAL |
|---|---|
| Income | |
| Kickstarter | 11,991.40 |
| Memberships | 174.79 |
| Merchant Services Refund | 135.41 |
| Private Event Fees | 1,276.32 |
| Sales | 245,991.94 |
| Uncategorized Income | 184.37 |
| **Total Income** | **$259,754.23** |
| Cost of Goods Sold | |
| COGS Bar Alcohol | 21,881.62 |
| Cost of Goods Sold | 55,907.46 |
| Shipping | 0.00 |
| **Total Cost of Goods Sold** | **$77,789.08** |
| GROSS PROFIT | **$181,965.15** |
| Expenses | |
| Accounting Fees | 600.00 |
| Advertising & Marketing | 11,196.43 |
| Bank Charges & Fees | 934.67 |
| Car & Truck | 128.28 |
| Cash Drawers | 3,042.59 |
| Commission expense | 490.87 |
| Construction | 0.00 |
| Contractors | 6,923.03 |
| Cost of Labor | 101,051.99 |
| Cost of Labor Adjustment | 1,585.03 |
| Credit Card Interchange Rate | 84.73 |
| De Minimis Acquistions | 44,608.07 |
| Decor | 3,632.29 |
| Dues and Subscriptions | 3,169.61 |
| Educational/Conference Exp | 360.00 |
| Energy | 0.00 |
| Equipment | 0.00 |
| Furniture & Fixtures | 0.00 |
| Game Purchases | 1,041.63 |
| Gifts | 150.00 |
| Guaranteed Deposit | 0.00 |
| Hardware | 0.00 |
| Insurance | 8,577.34 |
| Interest Paid | 6,437.96 |
| Internet and Phone | 1,635.66 |
| Job Supplies | 69.10 |

# Restaurant, Pub and Games

## PROFIT AND LOSS

January - December 2019

| | TOTAL |
|---|---|
| Legal & Professional Services | 3,000.00 |
| Licenses & Permits | 5,094.69 |
| Marketing Subscriptions | 115.98 |
| Meals & Entertainment | 431.88 |
| Memberships - Outside Agencies | 1,669.88 |
| Merchant fees | 531.19 |
| Office Supplies & Software | 8,064.06 |
| Office/General Administrative Expenses | 186.80 |
| Other Business Expenses | 28.74 |
| Payroll Expenses | 3,038.42 |
| Payroll Taxes | 45,364.75 |
| POS System | 10,425.47 |
| Postage | 0.00 |
| Prizes | 98.76 |
| Reimbursable Expenses | 300.48 |
| Rent & Lease | 21,475.65 |
| Repairs & Maintenance | 121.21 |
| Signage | 0.00 |
| Smallware | 4,541.41 |
| Software | 0.00 |
| Supplies & Materials | 5,827.71 |
| Taxes & Licenses | 14,446.16 |
| Travel | 2.25 |
| Uncategorized Expense | 0.00 |
| Utilities - Energy | 4,746.70 |
| Utilities - Internet | 0.00 |
| Utilities Gas | 1,269.77 |
| Utilities Water & Trash | 1,324.03 |
| **Total Expenses** | **$327,825.27** |
| NET OPERATING INCOME | **$ -145,860.12** |
| Other Income | |
| Interest Earned | 0.08 |
| Refund | 528.04 |
| **Total Other Income** | **$528.12** |
| Other Expenses | |
| Amortization Expense | 8,439.00 |
| Depreciation Expense | 49,395.69 |
| **Total Other Expenses** | **$57,834.69** |
| NET OTHER INCOME | **$ -57,306.57** |
| NET INCOME | **$ -203,166.69** |

# Restaurant, Pub and Games

## PROFIT AND LOSS

January - December 2018

| | TOTAL |
|---|---|
| Income | |
| **Total Income** | |
| Cost of Goods Sold | |
| Cost of Goods Sold | 0.00 |
| **Total Cost of Goods Sold** | **$0.00** |
| GROSS PROFIT | **$0.00** |
| Expenses | |
| Advertising & Marketing | 0.00 |
| Bank Charges & Fees | 0.00 |
| Commission expense | 0.00 |
| Contractors | 0.00 |
| Educational/Conference Exp | 0.00 |
| Furniture & Fixtures | 0.00 |
| Software | 0.00 |
| Uncategorized Expense | 0.00 |
| **Total Expenses** | **$0.00** |
| NET OPERATING INCOME | **$0.00** |
| NET INCOME | **$0.00** |

# Restaurant, Pub and Games

## BALANCE SHEET

As of December 31, 2019

| | TOTAL |
|---|---|
| ASSETS | |
| Current Assets | |
| Bank Accounts | |
| Cash on Hand | 700.00 |
| Checking | 0.00 |
| CNB Savings | 100.09 |
| Savings | 0.00 |
| SBA Loan | 0.00 |
| | 14,063.36 |
| **Total Bank Accounts** | **$14,863.45** |
| Other Current Assets | |
| Inventory | 30,308.37 |
| Uncategorized Asset | 0.00 |
| **Total Other Current Assets** | **$30,308.37** |
| **Total Current Assets** | **$45,171.82** |
| Fixed Assets | |
| Accumulated Depreciation | -49,395.69 |
| Furniture & Equipment | 21,946.17 |
| Improvements | 27,449.52 |
| **Total Fixed Assets** | **$0.00** |
| Other Assets | |
| Accumulated Amortization | -8,439.00 |
| Organizational Expenses | 19,159.77 |
| Start Up Expenses | 135,578.79 |
| Start Up Meals | 0.00 |
| **Total Other Assets** | **$146,299.56** |
| **TOTAL ASSETS** | **$191,471.38** |

# Restaurant, Pub and Games

## BALANCE SHEET

As of December 31, 2019

| | TOTAL |
|---|---|
| LIABILITIES AND EQUITY | |
| Liabilities | |
| Current Liabilities | |
| Credit Cards | |
| Amazon Amex Credit Card | 970.05 |
| Capital One Card | -403.00 |
| Credit Card - | 15,194.19 |
| Credit Card - | -9,013.60 |
| Credit Card - | 573.59 |
| Credit Card - | 5,909.04 |
| Credit Card - waiting | 187.97 |
| Synchrony - | 4,830.00 |
| Synchrony - | 5,607.00 |
| **Total Credit Cards** | **$23,855.24** |
| Other Current Liabilities | |
| Loan Payable- | 0.00 |
| Marlin Line of Credit for Dishwasher | -489.24 |
| **Total Other Current Liabilities** | **$ -489.24** |
| **Total Current Liabilities** | **$23,366.00** |
| Long-Term Liabilities | |
| Loan - | 99,383.14 |
| Loan- | 55,000.00 |
| SBA Loan Draw | 145,907.54 |
| **Total Long-Term Liabilities** | **$300,290.68** |
| **Total Liabilities** | **$323,656.68** |
| Equity | |
| Opening Balance Equity | -6,349.49 |
| Owner's Investment | 0.00 |
| Paid-in Capital | 77,330.88 |
| Retained Earnings | 0.00 |
| Net Income | -203,166.69 |
| **Total Equity** | **$ -132,185.30** |
| **TOTAL LIABILITIES AND EQUITY** | **$191,471.38** |

# Restaurant, Pub and Games

## BALANCE SHEET

As of December 31, 2018

| | TOTAL |
|---|---|
| ASSETS | |
| Current Assets | |
| Bank Accounts | |
| Checking | 102.49 |
| Savings | 33.00 |
| **Total Bank Accounts** | **$135.49** |
| **Total Current Assets** | **$135.49** |
| Other Assets | |
| Start Up Expenses | 17,286.75 |
| Start Up Meals | 0.00 |
| **Total Other Assets** | **$17,286.75** |
| **TOTAL ASSETS** | **$17,422.24** |
| LIABILITIES AND EQUITY | |
| Liabilities | |
| Current Liabilities | |
| Credit Cards | |
| Credit Card - | 0.00 |
| Credit Card - | 5,815.78 |
| Credit Card - | 0.00 |
| Credit Card - waiting | 0.00 |
| **Total Credit Cards** | **$5,815.78** |
| **Total Current Liabilities** | **$5,815.78** |
| **Total Liabilities** | **$5,815.78** |
| Equity | |
| Opening Balance Equity | 0.00 |
| Owner’s Investment | 0.00 |
| Paid-in Capital | 11,606.46 |
| Retained Earnings | |
| Net Income | 0.00 |
| **Total Equity** | **$11,606.46** |
| **TOTAL LIABILITIES AND EQUITY** | **$17,422.24** |

Fathom

# Cash Flow Analysis

Restaurant, Pub and Games

2019

# Cash Flow

**OPERATING CASH FLOW (Dec 19)**

## $26,607

Operat ng cash f ow  s s mp y the cash generated by the operat ng act v t es of the bus ness. Operat ng act v t es  nc ude the product on, sa es and de  very of the company s product and/or serv ces as we   as co  ect ng payment from  ts customers and mak ng payments to supp  ers.

**FREE CASH FLOW (Dec 19)**

## $5,017

Free cash f ow  s the cash generated by the bus ness, after pay ng  ts expenses and  nvest ng for future growth. It  s the cash  eft after subtract ng cap ta  expend ture from operat ng cash f ow. The term "free cash f ow"  s used because th s cash  s free to be pa d back to the supp  ers of cap ta .

**NET CASH FLOW (Dec 19)**

## ($13,156)

Net cash f ow  s the cash  eft after subtract ng expend tures from f nanc ng act v t es from the free cash f ow. Th s  nc udes the cash  mpact from f nanc ng act v t es. F nanc ng act v t es  nc ude the  nf ow of cash from  nvestors such as banks or shareho ders, as we   as the outf ow of cash to shareho ders as d v dends.



Dec 19
Cash Rece ved
Cash Spent
($50)K
$0
$50K
$  00K
add: Revenue
$81,481
ess: Cost of Sa es
($17,503)
ess: Expenses
($39,026)
add: Other  ncome
$0
ess: Cash Tax Pa d
($6,526)
add: Change  n Accounts Payab e
$0
add: Change  n Other Current L ab   t es
$0
ess: Change  n Accounts Rece vab e
$0
ess: Change  n  nventory
$0
ess: Change  n Work  n Progress
$0
ess: Change  n Other Current Assets
$8,180
OPERATING CASH FLOW
$26,607
ess: Change  n F xed Assets (ex. Depn and Amort)
($26,965)
ess: Change  n  ntang b e Assets
$0
ess: Change  n  nvestment or Other Non Current Assets
$5,376
FREE CASH FLOW
$5,017
ess: Net  nterest (after tax)
($3,858)
add: Change  n Other Non Current L ab   t es
($4,356)
ess: D v dends
$0
add: Change  n Reta ned Earn ngs and Other Equ ty
($9,959)
ess: Adjustments
$0
NET CASH FLOW
($13,156)

Net Cash F ow can a so be ca cu ated as:

**Change in Cash on Hand** ($7,074) (Ope  : $2  ,937, C ose: $  4,863)  **Change in Debt** $6,082 (Ope  : $  7,284, C ose: $23,366)

# Cash Flow Charts

| | Dec 2019 | Sep 2019 | Oct 2019 | Nov 2019 |
|---|---|---|---|---|
| Operat ng Cash F ow | $26,607 | $68,739 | ($49,962) | ($19,555) |
| Free Cash F ow | $5,017 | ($96,520) | ($49,962) | ($19,555) |
| Net Cash F ow | ($13,156) | ($13,101) | ($19,962) | $2,827 |
| Cash on Hand | $14,863 | $33,183 | $18,721 | $21,937 |

Operating Cash Flow



Operat ng Cash F ow
$ 00K
$50K
$0
($50)K
($ 00)K
Ja 9
Feb 9
Ma 9
Ap 9
May 9
Ju 9
Ju 9
Aug 9
Sep 9
Oc 9
Nov 9
Dec 9

Free Cash Flow



Free Cash F ow
$50K
$0
($50)K
($ 00)K
Ja 9
Feb 9
Ma 9
Ap 9
May 9
Ju 9
Ju 9
Aug 9
Sep 9
Oc 9
Nov 9
Dec 9

Cash & Receivables



Cash on Hand
Accounts Rece vab e
$80K
$60K
$40K
$20K
$0
Ja 9
Feb 9
Ma 9
Ap 9
May 9
Ju 9
Ju 9
Aug 9
Sep 9
Oc 9
Nov 9
Dec 9

Fathom

# Cash Flow Analysis

Restaurant, Pub and Games

2018

# Cash Flow

## OPERATING CASH FLOW (Dec 18)

**$5,231**

Operat ng cash f ow s s mp y the cash generated by the operat ng act v t es of the bus ness. Operat ng act v t es nc ude the product on, sa es and de very of the company s product and/or serv ces as we as co ect ng payment from ts customers and mak ng payments to supp ers.

## FREE CASH FLOW (Dec 18)

**($12,056)**

Free cash f ow s the cash generated by the bus ness, after pay ng ts expenses and nvest ng for future growth. It s the cash eft after subtract ng cap ta expend ture from operat ng cash f ow. The term "free cash f ow" s used because th s cash s free to be pa d back to the supp ers of cap ta .

## NET CASH FLOW (Dec 18)

**$1,478**

Net cash f ow s the cash eft after subtract ng expend tures from f nanc ng act v t es from the free cash f ow. Th s nc udes the cash mpact from f nanc ng act v t es. F nanc ng act v t es nc ude the nf ow of cash from nvestors such as banks or shareho ders, as we as the outf ow of cash to shareho ders as d v dends.



Dec 18
Cash Rece ved
Cash Spent
($20)K
($ 0)K
$0
$ 0K
add: Revenue $0
ess: Cost of Sa es $808
ess: Expenses $4,423
add: Other ncome $0
ess: Cash Tax Pa d $0
add: Change n Accounts Payab e $0
add: Change n Other Current L ab t es $0
ess: Change n Accounts Rece vab e $0
ess: Change n nventory $0
ess: Change n Work n Progress $0
ess: Change n Other Current Assets $0
OPERATING CASH FLOW $5,231
ess: Change n F xed Assets (ex. Depn and Amort) $0
ess: Change n ntang b e Assets $0
ess: Change n nvestment or Other Non Current Assets ($17,287)
FREE CASH FLOW ($12,056)
ess: Net nterest (after tax) $0
add: Change n Other Non Current L ab t es $0
ess: D v dends $0
add: Change n Reta ned Earn ngs and Other Equ ty $13,534
ess: Adjustments $0
NET CASH FLOW $1,478

Net Cash F ow can a so be ca cu ated as:

**Change in Cash on Hand** $118 (Ope : $ 7, C ose: $ 35) **Change in Debt** ($1,360) (Ope : $7, 76, C ose: $5,8 6)

# Cash Flow Charts

| | Dec 2018 | Sep 2018 | Oct 2018 | Nov 2018 |
|---|---|---|---|---|
| Operat ng Cash F ow | $5,231 | ($1,984) | ($531) | ($344) |
| Free Cash F ow | ($12,056) | ($1,984) | ($531) | ($344) |
| Net Cash F ow | $1,478 | ($1,984) | ($498) | $355 |
| Cash on Hand | $135 | $100 | $67 | $17 |

## Operating Cash Flow



Operat ng Cash F ow
$6.0K
$4.0K
$2.0K
$0
($2.0)K
Feb 8
Ma 8
Ap 8
May 8
Ju 8
Ju 8
Aug 8
Sep 8
Oc 8
Nov 8
Dec 8

## Free Cash Flow



Free Cash F ow
$0
($5)K
($ 0)K
($ 5)K
Ja 8
Feb 8
Ma 8
Ap 8
May 8
Ju 8
Ju 8
Aug 8
Sep 8
Oc 8
Nov 8
Dec 8

## Cash & Receivables



Cash on Hand
Accounts Rece vab e
$ 50
$ 00
$50
$0
Ja 8
Feb 8
Ma 8
Ap 8
May 8
Ju 8
Ju 8
Aug 8
Sep 8
Oc 8
Nov 8
Dec 8

I, Nathaniel Morsches, certify that:

1. The financial statements of Trader's Cache, LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Trader's Cache, LLC included in this Form reflects accurately the information reported on the tax return for Trader's Cache, LLC for the fiscal years ended 2018 and 2019 (most recently available as of the Date of this Form C).

Signature: Nathaniel Morsches

Name: Nathaniel Morsches

Title: President